Exhibit 3.123

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:36 PM 03/26/2009
FILED 02:02 PM 03/26/2009
illegible 090305392 - 4669767 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is First Virginia Financial Services, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                            .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 26th day of March, 2009.

By:	/s/ Heidi Bowman
Authorized Person (s)

Name:	Heidi Bowman